Mail Stop 4561

January 17, 2008

Jennifer Magro
Chief Financial Officer
Smith Barney Westport Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

> **Re: Smith Barney Westport Futures Fund L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-24111**

Dear Ms. Magro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief